EXHIBIT 99.32

Form 51-102F3
Material Change Report

Item 1:                 Name and Address of Company

Mercator Minerals Ltd.
1971 Sandown Place
North Vancouver, B.C.  V7P 3C3

Item 2:                 Date of Material Change

February 9, 2011

Item 3:                 News Release

Date:                                                      February 9, 2011
Method(s) of Dissemination:             CNW, Canada Stockwatch Market News

Item 4:                 Summary of Material Change

Mercator Minerals Ltd announced the adoption of a shareholder rights plan effective February 9, 2011.

A copy of the Press Release is attached as Schedule “A”.

Item 5:                 Full Description of Material Change

For a full description of the material change, see the attached Schedule “A”.

Item 6:                 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:                 Omitted Information

Not applicable.

Item 8:                 Executive Officer

Name:                              Marc S. LeBlanc
Title:                                VP Corporate Development & Corporate Secretary
Telephone:                     (604) 981-9661

Item 9:                 Date of Report

Dated at North Vancouver, British Columbia this 9th day of February, 2011.

MERCATOR MINERALS LTD.

Per:    “Marc S. LeBlanc”
    Marc S. LeBlanc
    VP Corporate Development & Corporate Secretary

Mercator Board Approves Shareholder Rights Plan
Plan is Not in Response to any Proposals and is Not Intended to Deter Equitable Transactions

Vancouver, British Columbia,February 9, 2011 - Mercator Minerals Ltd. (“Mercator” or the “Company”) (ML: TSX) reports that, although it is not aware of any pending or threatened take-over initiatives directed at the Company, Mercator’s Board of Directors today approved the adoption of a Shareholder Rights Plan (“Rights Plan”).  The Rights Plan is effective today, but is subject to the acceptance of the Toronto Stock Exchange and will terminate if it is not approved by a majority of the Company’s shareholders at a meeting held within six months from today.

The purpose of the Rights Plan is to provide shareholders and the Mercator Board of Directors with adequate time to consider and evaluate any unsolicited bid made for Mercator, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives (if considered appropriate) to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any takeover bid for Mercator and to ensure that any proposed transaction is in the best interests of Mercator’s shareholders.

“The Rights Plan is designed to ensure that all shareholders receive equitable treatment in the event of a transaction that could lead to the change of control of the Company and is not intended to deter take-over proposals,” said Michael Surratt, Mercator’s President and Chief Executive Officer.

Effective February 9, 2011, rights were issued and attached to all Mercator common shares. A separate rights certificate (a “Right”) will not be issued until such time as the rights become exercisable (which is referred to as the “separation time”). The Rights will become exercisable only if a person, together with its affiliates, associates and joint actors, acquires or announces its intention to acquire beneficial ownership of Mercator shares, which when aggregated with its current holdings total 20% or more of the outstanding Mercator common shares (determined in the manner set out in the Rights Plan), other than by a Permitted Bid (as defined in the Rights Plan). Following the acquisition of more than 20% of the Mercator outstanding common shares by any person (and its affiliates, associates and joint actors), except for a Permitted Bid, each right held by a person other than the acquiring person (and its affiliates, associates and joint actors) would, upon exercise, entitle the holder to purchase Mercator's common shares at a substantial discount to their then prevailing market price.  A "Permitted Bid" is defined under the Rights Plan as a bid which includes the following conditions, among others: it is outstanding for a minimum of 60 days, it is made to all of the shareholders of the Company for all of their common shares and, subject to other specified conditions, it is accepted by a majority of independent shareholders (as detailed in the Rights Plan).

A copy of the Rights Plan is available by contacting the Company by telephone (604) 981-9331, by facsimile (604 960-9661), or by mail to Mercator Minerals Ltd., 1971 Sandown Place, North Vancouver, British Columbia, V7P 3C3, Attention: Marc S. LeBlanc. A copy will be available on SEDAR at www.sedar.com.

About Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America, to production in less than 2 years. Mercator management is dedicated to maximizing profits at the Mineral Park Mine and the development of the El Pilar copper project in Mexico.

On Behalf of the Board of Directors

MERCATOR MINERALS LTD.

Per: “Michael L. Surratt”

Michael L. Surratt
President

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward Looking Information

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary. Factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Annual Information Form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this press release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2009 on the SEDAR website at www.sedar.com.

For further information, please contact:  Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661;   Fax: (604) 960-9661;   Email: mleblanc@mercatorminerals.com.